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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811- 1056				Date examination completed: December 31, 2014
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
M S	MO	MT	NE	NV	NH
NJ	NM	NY	N C	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: Capital Southwest Corporation
4 . Address of principal executive office (number, street, city, state, zip code): 5400 Lyndon B. Johnson Freeway, Suite 1300, Dallas, Texas 75240

OMB APPROVAL
OMB Number: 3235-0360
Expires: February 28, 2018
Estimated average burden
hours per response 2.0

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811- 1947				Date examination completed: December 31, 2014
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
M S	MO	MT	NE	NV	NH
NJ	NM	NY	N C	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: Capital Southwest Venture Corporation
4 . Address of principal executive office (number, street, city, state, zip code): 5400 Lyndon B. Johnson Freeway, Suite 1300, Dallas, Texas 75240

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Capital Southwest Corporation and Subsidiaries

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Capital Southwest Corporation and subsidiaries (the “Company”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of December 31, 2014. Management is responsible for the Company’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2014, and with respect to agreement of security purchases and sales, for the period from November 3, 2014 (the date of our last examination), through December 31, 2014:

•	Confirmation of all securities held by Morgan Stanley Smith Barney (“Custodian”).
•	Reconciliation of all such securities to the books and records of the Company and the Custodian
•	Agreement of additional investments in one existing portfolio company, the sales of two portfolio investments and the return of capital from two investments since our last report from the books and records of the Company to broker confirmations

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with specified requirements.

In our opinion, management’s assertion that Capital Southwest Corporation and subsidiaries complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2014, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Capital Southwest Corporation and subsidiaries and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ GRANT THORNTON LLP
Dallas, TX
February 25, 2015

Lincoln Centre Tower I 5400 Lyndon B. Johnson Freeway, Suite 1300 Dallas, Texas 75240 Telephone 972.233.8242 Fax 972.233.7362

Management Statement Regarding Compliance
With Certain Provisions of the Investment Company Act of 1940

We, as members of management of Capital Southwest Corporation and subsidiaries (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of December 31, 2014 and from November 3, 2014 through December 31, 2014.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2014, and from November 3, 2014 through December 31, 2014 with respect to securities reflected in the investment account of the Company.

Capital Southwest Corporation

By: /s/ Kelly Tacke
Kelly Tacke
Chief Financial Officer

Date:  December 31, 2014